Exhibit (a)(1)(x)

Stock Option Exchange Offer

Individualized Statement

[Name of Optionee]

On September 16, 2009, Ultratech announced an offer (the “Exchange Offer”) to exchange certain outstanding Ultratech stock options for replacement awards of restricted stock units. Refer to the Offer to Exchange Certain Outstanding Stock Options, as amended September 28, 2009 (the “Offer Circular”) for a more detailed description of the terms and conditions of the Exchange Offer.

Our records reflect that, as of September 25, 2009, you held the Eligible Options (as defined in the Offer Circular) identified in the following table. You may elect to tender Eligible Options in the Exchange Offer for the corresponding number of restricted stock units reflected in the following table. Note that the Eligible Options included in this table may include options that you have already exercised, but have not yet been reported to us by our stock plan administrator as of the date that the table was generated. Because the Exchange Offer will only apply to Eligible Options that are unexercised and outstanding when the offer expires, if you accept the offer and you have already exercised any Eligible Options, you will not be able to tender those options and you will receive fewer restricted stock units than indicated in the table.

As provided in the Offer Circular, the new restricted stock units will have a new one-year vesting schedule (even if the new award relates to options that are currently or would otherwise be vested). Also note that you must tender either all or none of your Eligible Options in the Exchange Offer – you cannot accept the Exchange Offer only as to some or a portion of your Eligible Options.

You should read this statement in connection with the Offer Circular and the other documents referenced in the Offer Circular. If any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, contact Cherine Chan at (408) 577-3306 or cchan@ultratech.com.

Eligible Options

Date of Grant	Per Share Exercise Price	Number of Shares Originally Granted	Number of Shares Outstanding as of September 25, 2009	Expiration Date*	Number of Restricted Stock Units Offered*

*	Note that options with an expiration date that is later than June 30, 2011 are subject to a different exchange ratio than options that expire on or before that date. Also note that options that have an exercise price that is less than the closing price of our common stock on the date the Exchange Offer expires will not be exchanged. Please see Offer Circular for additional information.